United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

– 1 – • Vale delivered a strong operational performance in the third quarter. In Iron Ore, production reached its highest level since 2018, while price realization improved, reflecting the successful execution of our product portfolio strategy. In Copper, Salobo drove y/y growth, while polymetallic assets delivered steady performance. In Nickel, ore mined at Sudbury increased by 45% y/y, while Onça Puma's 2nd furnace started operations, paving the way for production growth in the following quarters. All three businesses are tracking towards the upper end of the 2025 production guidance ranges. • Iron ore production totaled 94.4 Mt, 4% (3.4 Mt) higher y/y, supported by a new quarterly record at S11D and the continued ramp-up of key projects. Iron ore sales reached 86.0 Mt, up 5% (4.2 Mt) y/y, while price realization improved, led by higher realized iron ore fines premiums (US$ 1.8/t higher q/q). Pellets output totaled 8.0 Mt, 23% (2.4 Mt) lower y/y, reflecting market conditions. • Copper production totaled 90.8 kt, 6% (4.9 kt) higher y/y, driven mainly by consistent output from Salobo and higher concentrate volumes from Voisey's Bay and Sudbury. • Nickel production totaled 46.8 kt, largely flat y/y, with record production in Long Harbour refinery offsetting maintenance performed at the Copper Cliff refinery in Sudbury. Highlights Production Summary 000’ metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y 2025 guidance Iron ore1 94,403 90,971 3.8% 83,599 12.9% 245,666 242,395 1.3% 325-335 Mt Pellets 7,997 10,363 -22.8% 7,850 1.9% 23,031 27,724 -16.9% 31-35 Mt Copper 90.8 85.9 5.7% 92.6 -1.9% 274.3 246.3 11.4% 340-370 kt Nickel 46.8 47.1 -0.6% 40.3 16.1% 131.0 114.5 14.4% 160-175 kt 1 Including third-party purchases, run-of-mine and feed for pelletizing plants. 2 Iron ore agglomerates guidance, including iron ore pellets and briquettes. Sales Summary 000’ metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron ore 85,997 81,838 5.1% 77,346 11.2% 229,485 225,456 1.8% Fines1 75,020 69,344 8.2% 67,678 10.8% 199,461 190,402 4.8% Pellets 8,769 10,143 -13.5% 7,483 17.2% 23,745 28,232 -15.9% ROM 2,208 2,351 -6.1% 2,185 1.1% 6,279 6,822 -8.0% Copper 90.0 75.2 19.7% 89.0 1.1% 260.9 228.1 14.4% Nickel 42.9 40.7 5.7% 41.4 3.9% 123.2 108.1 14.0% 1 Including third-party purchases. Price Realization Summary US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Iron ore fines (CFR/FOB, wmt) 94.4 90.6 4.2% 85.1 10.9% 90.2 96.1 -6.1% Iron ore pellets (CFR/FOB, wmt) 130.8 148.2 -11.7% 134.1 -2.5% 135.0 158.7 -14.9% Copper1 9,818 9,016 8.9% 8,985 9.3% 9,252 8,651 6.9% Nickel 15,445 17,012 -9.2% 15,800 -2.2% 15,773 17,477 -9.7% 1 Average realized price for copper operations only (Salobo and Sossego). Average realized copper price for all operations, including copper sales originated from nickel operations was US$ 9,679/t in 3Q25. Iron ore all-in premium US$/t 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y All-in premium - Total 2.1 1.7 23.5% 1.1 90.9% 1.7 1.3 30.8% Iron ore fines quality and premiums 0.7 (1.9) n.a. (1.1) n.a. (0.5) (2.3) -78.3% Pellets business' contribution1 1.4 3.6 -61.1% 2.2 -36.4% 2.2 3.6 -38.9% 1 Weighted average contribution . Rio de Janeiro, October 21st, 2025 Vale's production and sales in 3Q25 – 2 – Iron ore and pellets operations • Northern System: S11D delivered its highest ever third-quarter output, reaching 23.6 Mt (up 1.5 Mt y/y), supported by continued improvements in asset performance and reliability. This increase was offset by lower, but expected, production at Serra Norte (down 1.5 Mt y/y), which remains impacted by run-of-mine availability, partly offset by the positive effects of the product portfolio adjustment in the mine plan. • Southeastern System: production increased by 1.1 Mt y/y, driven by the commissioning of Brucutu's fourth processing line and the Capanema project ramp-up, which reached 2.9 Mt output in the quarter, in line with plan. These positive effects were partially offset by lower production at the Itabira Complex, impacted by increased maintenance activities. • Southern System: output was 1.0 Mt higher y/y, as a result of improved performance at the Vargem Grande Complex, driven by the VGR1 project ramp-up and reduced maintenance downtime. • Pellets: output was 2.4 Mt lower y/y, reflecting adjustments in production levels in response to current market conditions. The pellet feed, which would have been used as input for the pelletizing plants, was redirected to iron ore fines sales, optimizing value generation across the product portfolio. As previously announced, the São Luis pelletizing plant was placed under maintenance during the quarter and is not expected to return to operations in 2025. • Iron ore sales totaled 86.0 Mt, 4.2 Mt higher y/y, in line with the production increase. The 4.5 Mt inventory build-up is mainly attributed to cargoes in transit along the value chain, driven by higher volumes of concentrated products in China (PFC). These inventories are expected to be converted into sales in the following quarters. • Vale's product portfolio strategy optimization led to an improvement in iron ore fines premiums, which increased US$ 1.8/t q/q, reaching US$ 0.7/t, supported by higher contribution from low-alumina products such as BRBF, mid-Grade Carajás and IOCJ. The all-in premium reached US$ 2.1/t, up US$ 1.0/t q/q, reflecting the combination of higher fines premiums and a lower contribution from the pellets business. • The average realized iron ore fines price was US$ 94.4/t, US$ 9.3/t higher q/q, mainly driven by higher iron ore prices (US$ 4.2/t higher q/q) and higher fines premiums (US$ 1.8/t higher q/q). The average realized pellet price decreased by US$ 3.3/t q/q, totaling US$ 130.8/t, driven by lower quarterly pellet premiums. Iron ore production, Mt (3Q25 vs. 3Q24) Iron ore production-to-sales, Mt (3Q25) – 3 – Copper operations • Salobo: copper production increased by 6.4 kt y/y, driven by operating stability at the Salobo complex, with continued solid performance of the mine-mill operations. • Sossego: copper production decreased by 0.4 kt y/y, virtually flat in the period, while going through ~1 week of scheduled maintenance during the quarter. • Canada: copper production decreased by 1.2 kt y/y, explained by the discontinuation of copper precipitates recovery in Thompson in early 2025. On the other hand, the polymetallic assets delivered solid performance, with 11% y/y growth in copper production. • Payable copper sales1 totaled 90.0 kt, 14.8 kt higher y/y, mainly reflecting the production increase. • The average copper realized price was US$ 9,818/t, US$ 833/t higher q/q in line with higher LME prices and lower TC/RC discounts. Nickel operations • Sudbury: own sourced finished nickel production decreased by 3.8 kt y/y, driven by maintenance activities at the Copper Cliff refinery. Mining operations continue to perform well, underscored by a 45% y/y increase in ore mined in Q3, and reaching a total of 3.6 Mt year-to-date. • Voisey’s Bay: own sourced finished nickel production increased by 4.6 kt y/y, underpinned by the continued ramp-up of the underground mines, with the Eastern Deeps and Reid Brook mines achieving an average annual run rate of approximately 2.5 Mt in July and August before scheduled maintenance in September. This supported a new all-time production record at the Long Harbour refinery. • Thompson: own sourced finished nickel production decreased by 0.2 kt y/y, staying largely in line y/y, with the decrease in Thompson's concentrates consumption in Long Harbour refinery, offset by a higher consumption in Sudbury. • Onça Puma: finished nickel production decreased by 0.3 kt y/y, staying largely in line y/y, driven by maintenance activities brought forward in preparation for the second furnace start-up. In late September, Vale Base Metals successfully commenced operations of the second furnace, which adds 15 ktpy to the site's production capacity, raising the total capacity to 40 ktpy, paving the way for increased nickel output in the upcoming quarters. • Nickel sales totaled 42.9 kt, 2.3 kt higher y/y. In the quarter, Nickel sales were 3.9 kt lower than production as part of inventory management, ensuring availability for committed sales in Q4. • The average nickel realized price was US$ 15,445/t, US$ 355/t lower q/q, driven by lower LME prices. 1 Sales volumes are lower than production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes. Nickel production, kt (3Q25 vs. 3Q24) Copper production, kt (3Q25 vs. 3Q24) Annexes – 4 – Annex 1: Production and sales summary Iron ore 000’ metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Northern System 49,737 49,734 0.0% 41,222 20.7% 125,372 124,408 0.8% Serra Norte and Serra Leste 26,172 27,640 -5.3% 20,283 29.0% 61,502 65,080 -5.5% S11D 23,564 22,094 6.7% 20,939 12.5% 63,870 59,327 7.7% Southeastern System 22,721 21,586 5.3% 21,059 7.9% 59,885 58,625 2.1% Itabira (Cauê, Conceição and others) 7,247 8,609 -15.8% 6,199 16.9% 18,156 22,972 -21.0% Minas Centrais (Brucutu and others) 7,989 6,049 32.1% 7,848 1.8% 21,376 16,726 27.8% Mariana (Capanema, Timbopeba and others) 7,485 6,927 8.1% 7,012 6.7% 20,354 18,926 7.5% Southern System 13,783 12,743 8.2% 13,089 5.3% 37,465 39,326 -4.7% Paraopeba (Mutuca, Fábrica and others) 4,376 4,172 4.9% 3,953 10.7% 11,165 11,433 -2.3% Vargem Grande (VGR, Pico and others) 9,407 8,571 9.8% 9,136 3.0% 26,298 27,893 -5.7% Own production 86,240 84,063 2.6% 75,370 14.4% 222,721 222,358 0.2% Third-party purchases 8,162 6,908 18.2% 8,229 -0.8% 22,945 20,037 14.5% Iron Ore Production1 94,403 90,971 3.8% 83,599 12.9% 245,666 242,395 1.3% Pelletizing mass loss (710) (990) -28.3% (792) -10.4% (2,181) (2,597) -16.0% Moisture change and adjustments (1,049) (880) 19.2% (1,291) -18.7% (2,881) (4,886) -41.0% Concentration mass loss (ex-Brazil) (2,190) (1,783) 22.8% (2,302) -4.9% (6,295) (4,571) 37.7% Inventory (build-up)/ consumption (4,457) (5,479) -18.7% (1,869) 138.5% (4,825) (4,884) -1.2% Iron Ore Sales 85,997 81,838 5.1% 77,346 11.2% 229,485 225,456 1.8% Fines Sales2 75,020 69,344 8.2% 67,678 10.8% 199,461 190,402 4.8% IOCJ 5,672 11,709 -51.6% 6,397 -11.3% 16,665 34,290 -51.4% BRBF 36,997 34,797 6.3% 32,842 12.7% 106,230 91,240 16.4% Mid-Grade Carajás 10,123 4,681 116.3% 10,402 -2.7% 23,713 8,256 187.2% Pellet feed – China3 8,575 3,328 157.7% 5,518 55.4% 18,021 9,201 95.9% Lump 2,160 1,971 9.6% 1,717 25.8% 5,556 5,562 -0.1% High-silica products 4,618 8,050 -42.6% 3,886 18.8% 10,461 26,585 -60.7% Other fines (60-62% Fe) 6,875 4,808 43.0% 6,916 -0.6% 18,814 15,269 23.2% Pellet Sales 8,769 10,143 -13.5% 7,483 17.2% 23,745 28,232 -15.9% ROM Sales 2,208 2,351 -6.1% 2,185 1.1% 6,279 6,823 -8.0% Sales from 3rd party purchase 8,201 7,118 15.2% 8,137 0.8% 22,561 19,888 13.4% Note: Starting with the 3Q25 release, the medium grade Carajás product will be reported separately and the historical data for 'Other fines' has been restated. 1 Including third party purchases, run-of-mine and feed for pelletizing plants. Vale’s product portfolio Fe content reached 61.7%, alumina 1.4% and silica 7.0% in 3Q25. 2 Including third-party purchases. 3 Products concentrated in Chinese facilities. Pellets ‘000 metric tons 3Q25 3T24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Northern System 10 818 -98.8% 288 -96.5% 669 2,074 -67.7% São Luis 10 818 -98.8% 288 -96.5% 669 2,073 -67.7% Southeastern System 4,575 5,978 -23.5% 4,704 -2.7% 13,001 15,620 -16.8% Itabrasco (Tubarão 3) 349 908 -61.6% 872 -60.0% 1,974 2,227 -11.4% Hispanobras (Tubarão 4) 755 531 42.2% 604 25.0% 1,547 1,948 -20.6% Nibrasco (Tubarão 5 and 6) 1,028 1,935 -46.9% 784 31.1% 2,433 4,349 -44.1% Kobrasco (Tubarão 7) 903 1,071 -15.7% 854 5.7% 2,592 2,412 7.5% Tubarão 8 1,540 1,532 0.5% 1,590 -3.1% 4,455 4,682 -4.8% Southern System 888 1,238 -28.3% 1,113 -20.2% 3,119 3,515 -11.3% Vargem Grande 888 1,238 -28.3% 1,113 -20.2% 3,119 3,515 -11.3% Oman 2,524 2,328 8.4% 1,744 44.7% 6,242 6,515 -4.2% Pellet Production 7,997 10,363 -22.8% 7,850 1.9% 23,031 27,724 -16.9% Pellet Sales 8,769 10,143 -13.5% 7,483 17.2% 23,745 28,232 -15.9% Annexes – 5 – Copper - Finished production by source 000’ metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Brazil 72.3 66.3 9.0% 71.0 1.8% 211.6 188.2 12.4% Salobo 53.0 46.6 13.7% 50.5 5.0% 155.8 140.9 10.6% Sossego 19.3 19.7 -2.0% 20.5 -5.9% 55.8 47.3 18.0% Canada 18.4 19.6 -6.1% 21.6 -14.8% 62.6 58.1 7.7% Sudbury 12.6 11.6 8.6% 15.1 -16.6% 43.6 42.3 3.1% Thompson 0.2 3.2 -93.8% 0.2 0.0% 1.4 3.7 -62.2% Voisey's Bay 4.3 3.6 19.4% 5.0 -14.0% 13.9 9.1 52.7% Feed from third parties1 1.3 1.1 18.2% 1.3 0.0% 3.7 3.0 23.3% Copper Production 90.8 85.9 5.7% 92.6 -1.9% 274.3 246.3 11.4% Copper Sales 90.0 75.2 19.7% 89.0 1.1% 260.9 228.1 14.4% Copper Sales Brazil 70.2 61.3 14.5% 66.4 5.7% 197.4 175.9 12.2% Copper Sales Canada 19.8 13.9 42.4% 22.6 -12.4% 63.5 52.2 21.6% 1 External feed purchased from third parties and processed into copper in our Canadian operation. Nickel ‘000 metric tons 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Finished Production by Source Canada 22.1 21.5 2.8% 21.3 3.8% 63.4 45.7 38.7% Sudbury 8.5 12.3 -30.9% 8.6 -1.2% 27.0 25.6 5.5% Thompson 2.9 3.1 -6.5% 4.1 -29.3% 10.6 7.3 45.2% Voisey's Bay 10.7 6.1 75.4% 8.6 24.4% 25.8 12.9 100.0% Brazil 5.9 6.2 -4.8% 4.8 22.9% 16.1 9.2 75.0% Indonesia – – n.a. – n.a. – 34.9 -100.0% External feed 18.7 19.3 -3.1% 14.3 30.8% 51.5 24.5 110.2% Feed from third-parties1 3.8 4.1 -7.3% 3.7 2.7% 11.8 9.4 25.5% PTVI offtake2 14.9 15.2 -2.0% 10.6 40.6% 39.7 15.2 161.2% Finished Production by Site Sudbury 15.0 17.4 -13.8% 14.6 2.7% 45.0 35.8 25.7% Voisey’s Bay & Long Harbour 11.7 9.5 23.2% 11.0 6.4% 32.7 21.4 52.8% Onça Puma 5.9 6.2 -4.8% 4.8 22.9% 16.1 9.2 75.0% Clydach 8.6 8.0 7.5% 5.5 56.4% 22.5 23.7 -5.1% Matsusaka 5.2 5.5 -5.5% 3.7 40.5% 13.2 15.1 -12.6% Others3 0.3 0.5 -40.0% 0.7 -57.1% 1.3 9.3 -86.0% Nickel Production 46.8 47.1 -0.6% 40.3 16.1% 131.0 114.5 14.4% Nickel Sales 42.9 40.7 5.4% 41.4 3.6% 123.2 108.1 14.0% 1 External feed purchased from third parties and processed into finished nickel in our Canadian operations. It does not include feed purchased from PTVI. 2 Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale. 3 Includes intermediates produced in Thompson and PTVI, tolling and others. Energy Transition Metals by-products - Finished production 3Q25 3Q24 Δ y/y 2Q25 Δ q/q 9M25 9M24 Δ y/y Cobalt (metric tons) 964 714 35.0% 815 18.3% 2,518 1,384 81.9% Platinum (000’ oz troy) 21 23 -8.7% 28 -25.0% 73 71 2.8% Palladium (000’ oz troy) 25 20 25.0% 37 -32.4% 89 82 8.5% Gold (000’ oz troy)1 112 103 8.7% 121 -7.4% 348 309 12.6% Total by-Products (000’ metric tons Cu eq.)2 3 49 37 32.4% 52 -5.8% 148 106 39.6% 1 Includes Gold from Copper and Nickel operations. 2 Includes Iridium, Rhodium, Ruthenium and Silver. 3 Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper and cobalt: LME spot; for Gold, Silver, Platinum, and Palladium: Bloomberg; for other PGMs: Johnson Matthey. Annexes – 6 – Annex 2: Energy Transition Metals Maintenance scheduled in 2025 Q1 Q2 Q3 Q4 Copper operations Salobo Salobo I & II < 1 week < 1 week < 1 week Salobo III < 1 week < 1 week < 1 week Sossego Sossego < 1 week < 1 week 1 week < 1 week Nickel operations Sudbury Coleman 4 weeks Creighton 5 weeks Copper Cliff North 4 weeks Copper Cliff South 3 weeks Garson 4.5 weeks Totten 1.5 weeks Clarabelle mill 4 weeks Sudbury Smelter Sudbury Refinery Port Colborne (Ni, Co & PGMs) Thompson Thompson mine 4.5 weeks Thompson mill 4.5 weeks Voisey’s Bay & Long Harbour Voisey’s Bay 2 weeks Long Harbour Refinery 4.5 weeks Standalone Refineries Clydach Matsusaka 4.5 weeks Brazil Onça Puma 1.5 weeks < 1 week Note: The maintenance schedule may be deliberately adjusted if it proves beneficial for operations and the overall business. The number of weeks is rounded to 0.0 or 0.5 and may involve more than one maintenance activity within the quarter. Investor Relations – 7 – Investor Relations This press release may include statements about Vale's current expectations about future events or results (forward-looking statements), including in particular expectations for production and sales of iron ore, nickel and copper on pages 1, 2, 3 and 4. Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Mariana Rocha mariana.rocha@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 21, 2025		Director of Investor Relations